UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

InfoSonics Corporation

(Exact name of registrant as specified in its charter)

Maryland	001-32217	33-0599368
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3636 Nobel Drive, Suite #325

San Diego, CA 92122

(Address of principal executive offices)

Registrant’s telephone number, including area code: (858) 373-1600

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFS 240.13p-1) for the reported period from January 1 to December 31, 2014.

SECTION 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01.	Conflict Minerals Disclosure and Report

InfoSonics Corporation (“InfoSonics”, “we”, “us” or “our”) has evaluated its product lines and determined that certain products we contracted to manufacture during 2014 contained tin, tungsten, tantalum, or gold that are necessary to the functionality or production of our products. Accordingly, InfoSonics is filing this Form SD, along with a Conflict Minerals Report, to disclose the measures we took to determine the origin of the conflict minerals used in those products.

We undertook due diligence measures, including surveying our direct suppliers via an industry-standard survey template for conflict minerals, to try to determine the sources of these minerals, which we purchased through a complex supply chain.

Currently, we do not have sufficient information from our suppliers or other sources to determine the country of origin of the conflict minerals used in our products or identify the facilities used to process those conflict minerals. Therefore, we cannot determine that we have no reason to believe that some of these conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country and are not from recycled or scrap sources.

A copy of InfoSonics’ 2014 Conflict Minerals Report is filed as Exhibit 1.01 to this Form SD and is publicly available at the Investors’ section of our website at www.infosonics.com.

Item 1.02.	Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

SECTION 2 – EXHIBITS

Item 2.01.	Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

InfoSonics Corporation

/s/ Vernon A. LoForti
Vernon A. LoForti
Date: April 10, 2015	Vice President, Chief Financial Officer and Secretary